Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 53 DATED AUGUST 5, 2008

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 37 dated October 3, 2007, supplement no. 45 dated January 3, 2008, supplement no. 50 dated April 4, 2008 and supplement no. 52 dated June 24, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	liquidity events of other public KBS-sponsored programs; and
•	a change in suitability standards applicable to investors in Oregon.

Liquidity Events of Other Public KBS-Sponsored Programs

Our sponsors, Peter M. Bren, Charles J. Schreiber, Jr., Peter McMillan III and Keith D. Hall, have sponsored one other public real estate program, KBS Real Estate Investment Trust II, Inc., which we refer to as KBS REIT II. KBS REIT II launched its ongoing initial public offering on April 22, 2008. The KBS REIT II prospectus discloses that KBS REIT II will seek to list its shares of common stock if and when its independent directors believe listing would be in the best interests of its stockholders. To date, the independent directors have not made such a determination. If KBS REIT II does not list its shares of common stock on a national securities exchange by March 31, 2018, its charter requires that KBS REIT II either (i) seek stockholder approval of the liquidation of the company or (ii) if a majority of its conflicts committee determines that liquidation is not then in the best interests of the stockholders, postpone the decision of whether to liquidate the company. As we have not reached March 31, 2018, none of the actions described in (i) or (ii) above have occurred.

If a majority of its conflicts committee does determine that liquidation is not then in the best interests of KBS REIT II’s stockholders, its charter requires that the conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS REIT II sought and failed to obtain stockholder approval of its liquidation, the KBS REIT II charter would not require KBS REIT II to list or liquidate, and KBS REIT II could continue to operate as before. If KBS REIT II sought and obtained stockholder approval of its liquidation, KBS REIT II would begin an orderly sale of its properties and other assets. The precise timing of such sales would take account of the prevailing real estate and financial markets, the economic conditions in the submarkets where its properties are located and the federal income tax consequences to the stockholders. In making the decision to apply for listing of its shares, KBS REIT II’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

Revision to Suitability Standards in Oregon

In addition to requiring Oregon investors to meet the general suitability standards described in the prospectus, as of August 5, 2008 we will not sell shares to investors in Oregon unless they also have a net worth of at least 10 times their investment in us.